November 21, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Claudia Rios

	Re:	Camber Energy, Inc. Registration Statement on Form S-3 File No. 333-274703 Request for Acceleration of Effective Date

Ladies and Gentlemen:

On behalf of Camber Energy, Inc., and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to 4:00 p.m., Washington, D.C. time, on November 24, 2023, or as soon as practicable thereafter.

Thank you for your assistance in this matter.

Very truly yours,

CAMBER ENERGY, INC.

By:	/s/ James A. Doris
James A. Doris
Chief Executive Officer

cc:        James B. Marshall, Baker Botts L.L.P.